Filed pursuant to Rule 424(b)(3)

File No. 333-278477

APOLLO DEBT SOLUTIONS BDC

SUPPLEMENT NO. 13 DATED JANUARY 17, 2025

TO THE PROSPECTUS DATED APRIL 2, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Apollo Debt Solutions BDC (the “Company”), dated April 2, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose the Company’s offering of the New 2032 Notes (as defined below).

2032 Notes Offering

On January 16, 2025, the Company issued $500 million in aggregate principal amount of 6.550% notes due 2032 (the “New 2032 Notes”) under the Company’s indenture with U.S. Bank Trust Company, National Association, dated as of March 21, 2024, and third supplemental indenture, dated as of January 16, 2025. The New 2032 Notes were issued in a private placement to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The New 2032 Notes will mature on March 15, 2032 and may be redeemed in whole or in part at the Company’s option at any time at par value plus a “make-whole” premium.

The Company expects to use the net proceeds of the offering for general corporate purposes of the Company and the Company’s subsidiaries and/or to repay indebtedness, including under the Company’s revolving credit facility.